Exhibit 12.1

INFORMATION REGARDING COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Ratio of Earnings to Fixed Charges

(Dollars in thousands)	Nine Months Ended September 30 2015	2014	2013	2012	2011	2010
Earnings:
Income/(loss) before income taxes (a)	$57,107	$301,144	$3,660	$(98,944)	$154,890	$59,527
Add: Fixed Charges, net	65,566	88,101	100,444	116,802	138,737	158,841
Add: Distributed income of equity investees	-	-	-	-	-	-
Income/(loss) before income taxes and fixed charges, net	$122,674	$389,245	$104,104	$17,858	$293,627	$218,368

Fixed Charges:
Total interest expense	$61,717	$81,531	$94,679	$110,286	$131,605	$149,448
Interest factor in rents	3,849	6,570	5,765	6,516	7,132	9,393
Total fixed charges	$65,566	$88,101	$100,444	$116,802	$138,737	$158,841

Ratio of earnings to fixed charges	1.9	4.4	1.0	*	2.1	1.4

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income/(loss) before income taxes (a)	$57,107	$301,144	$3,660	$(98,944)	$154,890	$59,527
Add: Fixed Charges, net	65,566	88,101	100,444	116,802	138,737	158,841
Add: Distributed income of equity investees	-	-	-	-	-	-
Income/(loss) before income taxes and fixed charges, net	$122,674	$389,245	$104,104	$17,858	$293,627	$218,368

Fixed Charges:
Total interest expense	$61,717	$81,531	$94,679	$110,286	$131,605	$149,448
Interest factor in rents	3,849	6,570	5,765	6,516	7,132	9,393
Preferred stock dividends (b)	14,310	19,212	19,108	19,108	19,056	198,954
Total fixed charges and preferred stock dividends	$79,876	$107,313	$119,552	$135,910	$157,793	$357,795

Ratio of earnings to fixed charges and preferred stock dividends	1.5	3.6	*	*	1.9	*

Certain previously reported amounts have been revised to reflect the retroactive effect of the adoption of ASU 2014-01, “Equity Method and Joint Venture: Accounting for Investments in Qualified Affordable Housing Projects.” For further discussion of these revisions, see our Current Report on Form 8-K filed October 19, 2015, incorporated herein by reference. See “Where You Can Find More Information” above for information on how to obtain a copy.

* Earnings for the reporting period were inadequate to cover total fixed charges and/or total fixed charges and preferred stock dividends. The coverage deficiency for total fixed charges for the year ended December 31, 2012 was $98.9 million. The coverage deficiencies for the combined fixed charges and preferred stock dividends for the years ended December 31, 2013, 2012, and 2010 were $15.4 million, $118.1 million, and $139.4 million, respectively.

(a)	Pre-tax earnings from continuing operations excluding income attributable to noncontrolling interests and income/loss from equity investees.

(b)	The preferred dividend amounts represent pre-tax earnings required to cover total dividends on preferred stock. 2010 amounts include pre-tax earnings required to cover dividends on Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP.